Exhibit 99.1

Castor Maritime Inc. Reports Net Income of $26.8 Million for the Three Months Ended June 30, 2026, and $96.0 Million for the Six Months Ended June 30, 2026

Limassol, Cyprus, September 14, 2026 – Castor Maritime Inc. (NASDAQ: CTRM) (“Castor” or the “Company”), a diversified global shipping and energy company, today announced its results for the three months and six months ended June 30, 2026.

Highlights of the Second Quarter Ended June 30, 2026:

■	Total vessel revenues: $14.9 million for the three months ended June 30, 2026, as compared to $10.2 million for the three months ended June 30, 2025, or a 46.1% increase;
■	Revenue from services: $10.7 million for the three months ended June 30, 2026, as compared to $7.8 million for the three months ended June 30, 2025, or a 37.2% increase;
■	Net income of $26.8 million for the three months ended June 30, 2026, as compared to $6.3 million for the three months ended June 30, 2025, or a 325.4% increase;
■	Adjusted net income(1) of $11.6 million for the three months ended June 30, 2026, as compared to $2.0 million for the three months ended June 30, 2025;
■	Earnings per common share, basic: $1.70 per share for the three months ended June 30, 2026, as compared to $0.34 per share for the three months ended June 30, 2025;
■	EBITDA (1): $32.0 million for the three months ended June 30, 2026, as compared to $10.7 million for the three months ended June 30, 2025;
■	Adjusted EBITDA (1): $16.8 million for the three months ended June 30, 2026, as compared to $6.4 million for the three months ended June 30, 2025;
■	Cash and restricted cash of $109.4 million as of June 30, 2026, as compared to $152.8 million as of December 31, 2025;
■	During the three months ended June 30, 2026, we completed two vessel acquisitions; and
■	On June 30, 2026, we prepaid $22.3 million of the outstanding principal under the $50.0 million sustainability-linked senior term loan facility.

Highlights of the Six Months Ended June 30, 2026:

■	Total vessel revenues: $26.8 million for the six months ended June 30, 2026, as compared to $21.5 million for the six months ended June 30, 2025, or a 24.7% increase;
■	Revenue from services: $20.0 million for the six months ended June 30, 2026, as compared to $16.8 million for the six months ended June 30, 2025, or a 19.0% increase;
■	Net income of $96.0 million for the six months ended June 30, 2026, as compared to net loss of $17.0 million for the six months ended June 30, 2025;
■	Adjusted net income(1) of $21.3 million for the six months ended June 30, 2026, as compared to $6.9 million for the six months ended June 30, 2025;
■	Earnings/(loss) per common share, basic: $6.35 per share for the six months ended June 30, 2026, as compared to $(1.84) per share for the six months ended June 30, 2025;
■	EBITDA (1): $106.8 million for the six months ended June 30, 2026, as compared to $(7.6) million for the six months ended June 30, 2025;
■	Adjusted EBITDA (1): $32.1 million for the six months ended June 30, 2026, as compared to $16.3 million for the six months ended June 30, 2025; and
■	During January 2026, we successfully completed a sale and leaseback transaction for the M/V Magic Perseus, a 2013-built Kamsarmax bulk carrier vessel with a Japanese counterparty.

(1) Adjusted net income, EBITDA and Adjusted EBITDA are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definitions of these measures and reconciliation to Net income / (Loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary for Second Quarter 2026:

Mr. Petros Panagiotidis, Chief Executive Officer of Castor, commented:

 “In Q2 2026, improved dry bulk market conditions, underpinned by stronger freight rates and steady charter demand, drove a material year-on-year increase in our Daily TCE Rate. During the quarter, we acquired two modern-eco Kamsarmax bulk carriers, renewing and upgrading our fleet, and voluntarily prepaid a portion of our sustainability-linked senior term loan facility. With a strong balance sheet and disciplined capital allocation, we remain well positioned to act on opportunities that create long-term shareholder value.”

Earnings Commentary:

Second Quarter ended June 30, 2026, and 2025, Results

Total vessel revenues for the three months ended June 30, 2026, increased to $14.9 million from $10.2 million in the same period of 2025. This variation was mainly driven by the improvement in prevailing charter rates of our vessels, as reflected in the increase in our average Daily TCE Rate to $16,700 in the three month period ended June 30, 2026, compared to $11,516 in the same period of 2025. Daily TCE Rate is not a recognized metric under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this metric to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Revenue from services for the three months ended June 30, 2026, increased to $10.7 million from $7.8 million in the same period of 2025 and relates to revenue earned from our subsidiary acquired in late 2024, MPC Münchmeyer Petersen Capital AG (“MPC Capital”). Revenue from services primarily consists of transaction and management services. The increase was primarily attributable to a $2.2 million increase in ship management services revenue and a $1.2 million increase in transaction services revenue, partially offset by a $0.6 million decrease in investment management services revenue.

Voyage expenses increased to $1.2 million in the three months ended June 30, 2026, from $0.7 million in the same period of 2025, which was mainly associated with (i) a $0.4 million increase in port and other expenses due to the higher costs of European Union Allowances and (ii) a $0.2 million increase in brokerage commission (including related party) due to the increase of the revenue of our fleet, partially offset by a $0.1 million decrease in bunkers consumption.

Vessel operating expenses decreased by $0.1 million to $4.5 million in the three months ended June 30, 2026, from $4.6 million in the same period of 2025, mainly reflecting the decrease in the Ownership Days of our fleet to 822 days in the three months ended June 30, 2026, from 883 days in the same period in 2025.

Cost of revenue from services for the three months ended June 30, 2026 increased to $8.4 million from $5.8 million in the same period of 2025 and relates to expenses for purchased services from third party providers as well as employee and other operating expenses of MPC Capital. The increase was primarily attributable to higher personnel expenses and commissions incurred during the three months ended June 30, 2026.

Management fees in the three months ended June 30, 2026 amounted to $0.9 million, whereas in the same period of 2025, management fees totaled $1.0 million. This decrease in management fees is due to the net decrease in the total number of Ownership Days for which our managers charge us a daily management fee following the sales of vessels that occurred in the second quarter of 2025 mentioned below, partly offset by a management fee adjustment for inflation under our Amended and Restated Master Management Agreement with effect from July 1, 2025.

Depreciation and amortization expenses are comprised of vessels’ depreciation, the amortization of vessels’ capitalized dry-dock costs, property, plant and equipment depreciation and intangible assets amortization. Vessels’ depreciation expenses amounted to $2.3 million for both periods ended June 30, 2026 and June 30, 2025. Dry-dock and special survey amortization charges amounted to $0.6 million for the three months ended June 30, 2026, compared to a charge of $0.3 million in the respective period of 2025. This variation in dry-dock and special survey amortization charges reflects mainly the increase in aggregate amortization days resulting from three vessels undergoing scheduled dry-dock from April 1, 2025 to December 31, 2025, and two vessels undergoing scheduled dry-dock from January 1, 2026 to June 30, 2026. Further to the above, depreciation and amortization expenses for our asset management segment amounted to $0.9 million for the three-month period ended June 30, 2026 up from $0.6 million in the same period of 2025. The increase was primarily driven by higher depreciation charges in the current period, following the reclassification of Energiepark Heringen-Philippsthal WP HP GmbH & Co. KG (“EP Heringen”) from assets held for sale to property, plant and equipment in the consolidated balance sheet as of December 31, 2025, upon which depreciation for this asset recommenced. While EP Heringen was classified as held for sale, the related property, plant and equipment was not subject to depreciation.

General and administrative expenses in the three months ended June 30, 2026, amounted to $4.6 million, whereas, in the same period of 2025, general and administrative expenses totaled $5.4 million. This decrease mainly reflects the decrease in audit and other professional fees and expenses by $0.9 million, partially offset by an increase in personnel expenses by $0.1 million.

Net (loss)/gain on disposition of assets was $nil in the three months ended June 30, 2026, whereas, in the same period of 2025, it amounted to a gain of $0.4 million following the sale of an asset management contract.

Net loss from equity method investments in the three months ended June 30, 2026, amounted to $0.5 million compared to $0.1 million net loss in the same period of 2025, representing our share in jointly owned companies or equity method investments (all of which relate to the asset management segment). The variance is mainly attributable to net loss recognized by one of our joint ventures as a result of corporate tax expenses.

Net gain from equity method investments measured at fair value in the three months ended June 30, 2026, amounted to $23.1 million compared to $1.6 million in the same period of 2025, resulting from the revaluation of such investments. These represent our shares in MPC Container Ships ASA (“MPCC”), whose share price appreciated by approximately 11% during the quarter, and MPC Energy Solutions N.V. for which we have elected the fair value option. No additional shares of either entity were acquired during the second quarter ended June 30, 2026. The revaluation effect on MPCC shares is higher compared to prior periods, as the Company presented a greater number of MPCC shares subject to fair value measurement following a change in its consolidation scope as of January 1, 2026, whereby the Company consolidated an entity holding an equity interest in MPCC, as well as the aforementioned appreciation in MPCC’s share price during the quarter. A portion of the revaluation gain is attributable to non-controlling interests and is reflected accordingly in the unaudited condensed consolidated statements of comprehensive income.

During the three months ended June 30, 2026, we incurred net interest and finance costs of $0.7 million, compared to $0.9 million during the same period in 2025. The decrease is primarily due to an increase in interest income earned from our time and cash deposits, which resulted from higher average cash balances during the three months ended June 30, 2026, partially offset by an increase in our weighted average indebtedness which led to higher interest expenses in the three months ended June 30, 2026.

Other expenses, net, in the three months ended June 30, 2026 amounted to $0.1 million and mainly include (i) a gain of $1.1 million from our investments in listed equity securities, (ii) dividend income on equity securities of $0.3 million, (iii) dividend income of $0.4 million from our investment in 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro Corp. (the “Toro Series A Preferred Shares”), (iv) other net amounting to $0.9 million comprising a gain from the remeasurement of a previously held equity method investment and recoveries of prior year allowances and reversals of provisions, and (v) foreign exchange losses amounting to $2.9 million primarily resulting from the foreign currency remeasurement effects associated with the Company’s NOK-denominated investment in MPCC. Other income, net in the three months ended June 30, 2025 amounted to $2.9 million and mainly includes (i) a gain of $3.2 million from our investments in listed equity securities, (ii) dividend income on equity securities of $1.4 million, (iii) dividend income of $0.4 million from the Toro Series A Preferred Shares, (iv) foreign exchange losses amounting to $4.1 million, and (v) other net amounting to $2.0 million comprising recoveries of prior year allowances and reversals of provisions.

Dividend income from equity method investments measured at fair value (related party) amounted to $3.6 million and $5.5 million in the three months ended June 30, 2026, and 2025, respectively, and includes dividend income from MPCC. The decrease reflects lower dividend distributions from MPCC.

Recent Financial Developments Commentary:

Liquidity/Financing/Cash flow update

Our consolidated cash position (including our restricted cash) as of June 30, 2026, decreased by $43.4 million to $109.4 million, as compared to our cash position on December 31, 2025, which amounted to $152.8 million. The net decrease was mainly the result of: (i) net investing cash outflows of $43.4 million associated with (a) $79.6 million used for the acquisition of the vessels M/V Magic Jupiter and M/V Magic Saturn, discussed below, net outflows of $0.4 million for acquisitions of property, plant and equipment, offset by net inflows of (b) $34.0 million associated with the purchase and sale of debt and equity securities / investments and net inflows of $2.6 million associated with the acquisition, disposition and return of capital from equity method investments, and (ii) net financing cash outflows of $15.3 million relating to (A) $26.8 million consisting of period scheduled principal repayments under our existing secured credit facilities, and financing arrangements and voluntary prepayments and $0.5 million related to payments of deferred financing costs, (B) $15.6 million of proceeds related to the sale and leaseback transaction of the M/V Magic Perseus, (C) $2.5 million of dividends paid relating to our 5.00% Series D Fixed Rate Cumulative Perpetual Convertible Preferred Shares (the “Series D Preferred Shares”) and (D) $1.1 million for transactions with non-controlling interest. The above net cash outflows were partially offset by $16.8 million of net operating cash inflows during the six months ended June 30, 2026.

On June 30, 2026, we voluntarily prepaid $22.3 million of the outstanding principal under the $50.0 million sustainability-linked senior term loan facility dated October 13, 2025, with Alpha Bank S.A., which is secured by four dry bulk vessels. Following the prepayment, the outstanding principal balance under the facility was $25.8 million. The facility’s repayment schedule was adjusted accordingly.

As of June 30, 2026, our total debt (including financial liabilities), gross of unamortized deferred loan fees (of approximately $1.2 million), was $73.8 million, of which $7.1 million is repayable within one year, as compared to $85.6 million of total debt (including financial liabilities), gross of unamortized deferred loan fees, as of December 31, 2025, a decrease mainly due to the partial voluntary prepayment of our long-term debt, offset by the sale and leaseback transaction of the M/V Magic Perseus.

Recent Business Developments Commentary:

Acquisition of vessels:

On June 19, 2026, we entered into an agreement with an unaffiliated third party to acquire a 2023-built modern-eco Kamsarmax bulk carrier, the M/V Magic Jupiter, for a purchase price of $37.5 million. The M/V Magic Jupiter was delivered to us on June 29, 2026.

On June 26, 2026, we entered into an agreement with an unaffiliated third party to acquire a 2024-built modern-eco Kamsarmax bulk carrier, the M/V Magic Saturn, for a purchase price of $41.9 million. The M/V Magic Saturn was delivered to the Company on June 29, 2026.

Joint Venture and Contribution of the M/V Magic Starlight:

On July 22, 2026, we entered into an agreement to establish a joint venture (the “Joint Venture”) with third-party investors. The Joint Venture was established to acquire, own and operate the M/V Magic Starlight, a 2015-built Kamsarmax bulk carrier vessel owned by us. We contributed the vessel to the Joint Venture in exchange for a 30% equity interest and cash consideration of $18.75 million. The Joint Venture funded the acquisition through a combination of cash contributed by its partners and a $11.5 million sustainability-linked senior term loan under a facility provided by a European bank, secured by, among others, a first priority mortgage over the M/V Magic Starlight and guaranteed by us. The transaction was completed on August 6, 2026, by delivering the M/V Magic Starlight to the Joint Venture.

MPC Capital becomes MPC Oceanic Group

On August 28, 2026, the shareholders of our subsidiary MPC Capital approved a change of its corporate name to MPC Oceanic Group AG at the Annual General Meeting. The new name took effect upon registration of the resolution in the commercial register, on September 3, 2026. The rebranding reflects the subsidiary’s strategic evolution from an investment manager to a fully integrated investment, services, and operating group across maritime and energy sectors. The name change does not affect our operations or financial condition.

Change in Component Auditor

Effective for the fiscal year ending December 31, 2026, our subsidiary MPC Capital will no longer engage BDO AG Wirtschaftsprüfungsgesellschaft as its independent auditor. Instead, Deloitte GmbH Wirtschaftsprüfungsgesellschaft will serve as the component auditor reporting to the Group’s principal auditor, Deloitte Certified Public Accountants S.A. This change was approved by the Audit Committee of Castor Maritime in May 2026, and the formal appointment of Deloitte GmbH Wirtschaftsprüfungsgesellschaft as the local auditor was completed at MPC’s Annual General Meeting on August 28, 2026. The decision to change component auditors was driven principally by group audit efficiency considerations and cost optimization, as consolidating the audit function within the Deloitte network eliminates the need for a separate referred-to audit opinion in the Company’s Form 20-F. There were no disagreements or reportable events with BDO Germany that led to or influenced this change.

Fleet Employment Status (as of September 14, 2026)

During the three months ended June 30, 2026, we operated on average 9.0 vessels earning a Daily TCE Rate(2) of $16,700 as compared to an average of 9.7 vessels earning a Daily TCE Rate(2) of $11,516 during the same period in 2025.

Our employment profile as of September 14, 2026 is presented immediately below.

(2) Daily TCE Rate is not a recognized metric under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this metric to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Dry Bulk Carriers

Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment(1)	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Magic Saturn	Kamsarmax	82,145	2024	China	TC period	$13,400(3)	Sept-2027	-(6)
Magic Jupiter	Kamsarmax	85,505	2023	China	TC period	106% of BPI5TC (2)	Feb-2028	Jun-2028
Magic Ariel	Kamsarmax	81,845	2020	China	TC period	108% of BPI5TC (2)	-(6)	-(6)
Magic Perseus	Kamsarmax	82,158	2013	Japan	TC period	$17,550 (4)	-(6)	-(6)
Magic Thunder	Kamsarmax	83,375	2011	Japan	TC period	$15,000 (5)	-(6)	-(6)
Magic Mars	Panamax	76,822	2014	Korea	TC period	102% of BPI4TC (7)	-(6)	-(6)
Magic Pluto	Panamax	74,940	2013	Japan	TC period	100% of BPI4TC (7)	-(6)	-(6)
Magic P	Panamax	76,453	2004	Japan	Panamax Pool (8)	N/A	-(9)	-(9)
Magic Celeste	Ultramax	63,310	2015	China	TC period	111% of BSI10TC (10)	-(6)	-(6)
Magic Starlight (11)	Kamsarmax	81,048	2015	China	TC period	98% BPI5TC	-(6)	-(6)

Containerships
Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate ($/day)	Estimated Redelivery Date
							Earliest	Latest
Raphaela	Containership	26,811	2008	Turkey	TC period	$26,250	Nov-26	Jan-27

(1) TC stands for time charter.
(2) The benchmark vessel used in the calculation of the average Baltic Panamax Index 5TC routes (“BPI5TC”) is a non-scrubber fitted 82,000mt dwt vessel (Kamsarmax) with specific age, speed–consumption, and design characteristics.
(3) The vessel’s daily gross charter rate is equal to 115% of BPI5TC(2). In accordance with the prevailing charter party, the vessel had a fixed rate from delivery to us until September 30, 2026 at a rate of $13,400 per day. In accordance with the prevailing charter party, the rate has been converted to a fixed rate of $18,860 per day, applicable from October 1, 2026 until December 31, 2026. Thereafter, the rate shall revert to index-linked.
(4)  The vessel’s daily gross charter rate is equal to 100% of BPI5TC(2). In accordance with the prevailing charter party, on March 1, 2026, we converted the index-linked rate to fixed from July 1, 2026 until December 31, 2026 at a rate of $17,550 per day. Thereafter, the rate shall revert to index-linked.
(5) The vessel’s daily gross charter rate is equal to 97% of BPI5TC(2). In accordance with the prevailing charter party, on January 26, 2026, we converted the index-linked rate to fixed from July 1, 2026 until September 30, 2026 at a rate of $15,000 per day. In accordance with the prevailing charter party, on March 1, 2026, we converted the index-linked rate to fixed from October 1, 2026 until December 31, 2026 at a rate of $16,300 per day. Thereafter, the rate shall revert to index-linked.
(6)  In accordance with the prevailing charter party, both parties (owners and charterers) have the option to terminate the charter by providing 3 months’ written notice to the other party.
(7) The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 4TC routes (“BPI4TC”) is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed-consumption, and design characteristics.
(8)  The vessel is currently participating in an unaffiliated pool specializing in the employment of Panamax/Kamsarmax dry bulk vessels.
(9)  Under the prevailing pool agreement, owners may terminate the charter by giving three months’ written notice.
(10) The benchmark vessel used in the calculation of the average of the Baltic Supramax Index 10TC routes (“BSI10TC”) is a non-scrubber fitted 58,000mt dwt vessel (Supramax) with specific age, speed–consumption, and design characteristics.
(11) M/V Magic Starlight is owned by the Joint Venture in which we have a 30% equity interest.

Financial Results Overview of Operations:

Set forth below are selected financial data of our dry bulk, containership and asset management segments for each of the three and six months ended June 30, 2026, and 2025, respectively:

	Three Months Ended		Six Months Ended
(Expressed in U.S. dollars)	June 30, 2026 (unaudited)	June 30, 2025 (unaudited)	June 30, 2026 (unaudited)	June 30, 2025 (unaudited)
Total vessel revenues	$14,900,722	$10,159,771	$26,843,551	$21,482,267
Revenue from services	$10,666,722	$7,781,882	$19,981,835	$16,803,545
Operating income/(loss)	$24,564,540	$(816,556)	$72,952,482	$(34,264,782)
Net income/(loss)	$26,812,506	$6,338,275	$96,030,327	$(17,008,587)
Adjusted net income (1)	$11,647,662	$2,018,988	$21,279,322	$6,879,709
EBITDA(1)	$31,985,484	$10,747,001	$106,816,833	$(7,568,625)
Adjusted EBITDA(1)	$16,820,640	$6,427,714	$32,065,828	$16,319,671
Earnings / (Loss) per common share, basic attributable to Castor Maritime Inc. common shareholders	$1.70	$0.34	$6.35	$(1.84)
Earnings / (Loss) per common share, diluted attributable to Castor Maritime Inc. common shareholders	$0.31	$0.10	$1.12	$(1.84)

(1)        Adjusted net income, EBITDA and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of these measures to Net income/(loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data which are applicable only for our dry bulk vessel and containership segments for each of the three and six months ended June 30, 2026, and 2025, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended June 30,		Six Months Ended June 30,
(Expressed in U.S. dollars except for operational data)	2026	2025	2026	2025
Ownership Days(1)(7)	822	883	1,632	1,977
Available Days(2)(7)	822	825	1,563	1,893
Operating Days(3)(7)	822	822	1,563	1,886
Daily TCE Rate(4)	$16,700	$11,516	$15,859	$10,410
Fleet Utilization(5)(7)	100%	100%	100%	100%
Daily vessel operating expenses(6)	$5,530	$5,184	$5,327	$5,182

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized metric under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this metric to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days and Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

CASTOR MARITIME INC.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
REVENUES
Time charter revenues	$13,425,737	$9,291,086	$24,340,327	$20,213,839
Pool revenues	1,474,985	868,685	2,503,224	1,268,428
Total vessel revenues	$14,900,722	$10,159,771	$26,843,551	$21,482,267
Revenue from services (including related party revenues)	$10,666,722	$7,781,882	$19,981,835	$16,803,545
Total revenues	$25,567,444	$17,941,653	$46,825,386	$38,285,812
EXPENSES
Voyage expenses (including commissions to related party)	(1,173,371)	(659,125)	(2,055,809)	(1,776,817)
Vessel operating expenses	(4,545,787)	(4,577,573)	(8,694,266)	(10,244,724)
Cost of revenue from services	(8,399,357)	(5,781,067)	(14,009,651)	(10,504,581)
Management fees -related parties	(938,784)	(1,009,428)	(1,785,924)	(2,288,643)
Depreciation and amortization	(3,904,870)	(3,203,742)	(7,601,749)	(6,653,155)
General and administrative expenses (including related party fees)	(4,638,667)	(5,414,699)	(8,538,023)	(9,547,735)
Loss on vessels held for sale	—	—	—	(5,554,777)
(Provision) / recovery of provision for doubtful accounts	286	(10,478)	75,908	(15,459)
Net gain/(loss) on sale of vessels	—	82,643	—	(2,001,646)
Net (loss) / gain on disposition of assets	(291)	390,843	346	410,099
Net (loss) / gain from equity method investments	(520,893)	(128,005)	(864,264)	441,493
Net gain / (loss) from equity method investments measured at fair value	23,118,830	1,552,422	69,600,528	(24,814,649)
Operating income/ (loss)	$24,564,540	$(816,556)	$72,952,482	$(34,264,782)
Interest and finance costs, net (1) (including costs from related party)	(664,557)	(897,260)	(1,002,085)	(2,184,674)
Other (expenses) / income, net (2)	(116,334)	2,892,749	18,425,077	9,432,415
Dividend income from equity method investments measured at fair value (related party)	3,632,408	5,467,066	7,837,525	10,610,587
Income taxes	(603,551)	(307,724)	(2,182,672)	(602,133)
Net income / (loss)	$26,812,506	$6,338,275	$96,030,327	$(17,008,587)
Less: Net (income) / loss attributable to the non-controlling interest	(8,328,507)	(1,070,017)	(30,550,611)	3,191,062
Net income/(loss) attributable to Castor Maritime Inc.	18,483,999	5,268,258	65,479,716	(13,817,525)
Dividend on Series D Preferred Shares	(1,250,000)	(1,263,889)	(2,500,000)	(2,513,889)
Deemed dividend on Series D Preferred Shares	(820,233)	(738,650)	(1,620,049)	(1,451,187)
Net income / (loss) attributable to common shareholders of Castor Maritime Inc.	$16,413,766	$3,265,719	$61,359,667	$(17,782,601)
Other comprehensive income / (loss):
Foreign currency translation	(1,839,551)	19,399,435	(10,266,636)	28,586,783
Net cash flow hedges	(156,163)	137,547	(296,927)	394,454
Other comprehensive (loss) / income	(1,995,714)	19,536,982	(10,563,563)	28,981,237
Other comprehensive income attributable to noncontrolling interests	63,030	(5,163,990)	3,634,510	(7,622,435)
Other comprehensive (loss) / income attributable to Castor Maritime Inc.	(1,932,684)	14,372,992	(6,929,053)	21,358,802

Total comprehensive income	24,816,792	25,875,257	85,466,764	11,972,650
Less: Comprehensive income attributable to noncontrolling interests	(8,265,477)	(6,234,007)	(26,916,101)	(4,431,373)
Total comprehensive income attributable to Castor Maritime Inc.	16,551,315	19,641,250	58,550,663	7,541,277

Earnings / (loss) per common share, basic attributable to Castor Maritime Inc. common shareholders	$1.70	$0.34	$6.35	$(1.84)
Earnings / (loss) per common share, diluted attributable to Castor Maritime Inc. common shareholders	$0.31	$0.10	$1.12	$(1.84)
Weighted average number of common shares outstanding, basic	9,662,354	9,662,354	9,662,354	9,662,354
Weighted average number of common shares outstanding, diluted	59,878,323	54,503,652	58,175,084	9,662,354

(1)	Includes interest and finance costs and interest income, if any.

(2)	Includes aggregated amounts for foreign exchange loss / gain, gain / loss from equity and debt securities and other income, as applicable in each period.

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	June 30, 2026	December 31, 2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$108,443,675	$151,775,129
Due from related parties	9,938,847	13,155,509
Investment in equity securities	1,170,409	27,759,775
Investment in debt securities	2,561,855	554,924
Other current assets	32,840,619	28,169,537
Total current assets	154,955,405	221,414,874

NON-CURRENT ASSETS:
Vessels, net	231,708,277	156,496,033
Property, plant and equipment, net	33,027,270	34,658,519
Restricted cash	1,000,000	1,000,000
Due from related parties	2,893,839	2,893,839
Investment in related party	117,521,579	117,521,579
Equity method investments	46,268,316	50,045,840
Equity method investments measured at fair value	234,269,389	139,745,917
Intangible assets, net	19,427,180	21,173,403
Goodwill	23,396,032	24,126,824
Other non-current assets	26,809,380	28,281,613
Total non-current assets	736,321,262	575,943,567
Total assets	891,276,667	797,358,441

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	3,927,308	5,637,620
Current portion of financial liabilities, net	2,868,539	1,548,990
Accrued liabilities	13,398,508	16,700,000
Due to related parties, current	1,487,702	1,106,606
Other current liabilities	11,454,862	9,413,688
Total current liabilities	33,136,919	34,406,904
NON-CURRENT LIABILITIES:
Long-term debt, net	41,353,580	64,992,597
Long‐term financial liabilities, net	24,423,904	12,046,770
Deferred tax liabilities	11,128,651	10,596,230
Other non-current liabilities	5,835,911	6,358,462
Total non-current liabilities	82,742,046	93,994,059
Total liabilities	115,878,965	128,400,963

MEZZANINE EQUITY
5.00% Series D fixed rate cumulative perpetual convertible preferred shares: 100,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively, aggregate liquidation preference of $100,000,000 as of June 30, 2026 and December 31, 2025, respectively.	82,334,124	80,714,075
Total mezzanine equity	82,334,124	80,714,075

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 9,662,354 issued and outstanding as of June 30, 2026 and December 31, 2025.	9,662	9,662
Series B Preferred Shares - 12,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025	12	12
Additional paid-in capital	265,339,741	265,339,741
Retained earnings	300,812,447	239,452,780
Accumulated other comprehensive income	13,699,459	20,628,512
Total Castor Maritime Inc. shareholders’ equity	579,861,321	525,430,707
Noncontrolling interests	113,202,257	62,812,696
Total shareholders’ equity	693,063,578	588,243,403
Total liabilities, mezzanine equity and shareholders’ equity	$891,276,667	$797,358,441

CASTOR MARITIME INC.
Unaudited Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Six months Ended June 30,
	2026	2025
Cash Flows provided by / (used in) Operating Activities:
Net income/(loss)	$96,030,327	$(17,008,587)
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) Operating Activities:
Depreciation and amortization	7,601,749	6,653,155
Amortization and write off of deferred finance charges	629,815	108,215
Amortization of fair value of acquired time charters	(634)	119,733
Straight line amortization of hire	(288,517)	125,507
Net loss on sale of vessels	—	2,001,646
Loss on vessels held for sale	—	5,554,777
(Recovery) of provision/provision for doubtful accounts	(75,908)	15,459
Non-cash compensation (transfer of shares)	—	272,780
Net gain on disposition of assets	(346)	(410,099)
Non-cash effects from translation to reporting currency	(160,880)	28,458
Share-based compensation	125,430	115,044
Unrealized loss/(gain) from equity method investments	864,264	(441,493)
Unrealized (gain)/loss from equity method investments measured at fair value	(69,600,528)	24,814,649
Dividend income from equity method investments measured at fair value (related party)	(7,837,525)	(10,610,587)
Unrealized foreign exchange (gain)/loss from equity method investments	(7,409,798)	1,084,348
Realized (gain) / loss on sale of equity securities	(9,059,011)	2,029,190
Unrealized loss/(gain) on equity securities	1,211,721	(7,511,809)
Unrealized loss on debt securities	57,906	—
Amortization of bonds’ premium discount	(8,221)	—
Adjustments for non-cash finance costs	80,113	—
Deferred income taxes	1,677,938	—
Changes in operating assets and liabilities:
Accounts receivable trade	(1,692,575)	(1,221,358)
Inventories	(376,575)	784,160
Due from/to related parties	3,745,426	656,457
Prepaid expenses and other assets	(319,298)	(308,770)
Accounts payable	318,057	(172,965)
Accrued liabilities	(3,177,317)	(8,601,118)
Income tax receivable / payable	(1,236,721)	(4,596,126)
Derivative assets and liabilities, net	622,768	(1,084,289)
Deferred revenue	406,604	227,194
Dry-dock costs paid	(3,158,435)	(2,397,313)
Dividends received from equity method investments measured at fair value	7,837,525	5,797,456
Net Cash provided by / (used in) Operating Activities:	16,807,354	(3,976,286)

Cash flow (used in) / provided by Investing Activities:
Vessel acquisitions and other vessel improvements	(79,604,584)	(260,169)
Net proceeds from sale of vessels	—	61,939,798
Acquisitions of property and equipment, net	(357,432)	(112,563)
Net proceeds from dispositions of long term assets	6,295	357,048
Purchase of equity securities	—	(11,012,514)
Proceeds from sale of equity securities	34,506,485	31,668,114
Purchase of debt securities	(2,056,616)	—
Payments for acquisition of equity method investments	(3,150,494)	(24,119,428)
Return of invested capital from and payments received from disposition of equity method investments	5,702,697	4,137,792
Payments for acquisition of equity investments	(394,419)	—
Proceeds from disposition of equity investments	1,929,122	—
Net cash (used in) / provided by Investing Activities:	(43,418,946)	62,598,078

Cash flows used in Financing Activities:
Dividends paid on Series D Preferred Shares	(2,500,000)	(2,097,222)
Proceeds from long-term debt	—	1,577,002
Repayment of long-term debt (including related party)	(25,310,680)	(101,057,645)
Proceeds from long-term financial liability	15,600,000	—
Repayment of long-term financial liability	(1,535,106)	—
Payment of deferred financing costs	(481,756)	(110,000)
Cash dividends paid to noncontrolling interests	—	(2,848,198)
Transactions/distributions with non-controlling interest	(1,100,742)	—
Net cash used in Financing Activities:	(15,328,284)	(104,536,063)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,391,578)	3,206,933
Net decrease in cash, cash equivalents, and restricted cash	(43,331,454)	(42,707,338)
Cash, cash equivalents and restricted cash at the beginning of the period	152,775,129	88,616,996
Cash, cash equivalents and restricted cash at the end of the period	$109,443,675	$45,909,658

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a metric of the average daily revenue performance of a vessel. The Daily TCE Rate is not a metric of financial performance under U.S. GAAP (non-GAAP metric) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance metric used primarily to compare period-to-period changes in a company’s performance and management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter, or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate which is applicable only for our dry bulk and containership fleet to Total vessel revenues (applicable only to dry bulk and containership segments) for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars, except for Available Days)	2026	2025	2026	2025
Total vessel revenues	$14,900,722	$10,159,771	$26,843,551	$21,482,267
Voyage expenses - including commissions to related party	(1,173,371)	(659,125)	(2,055,809)	(1,776,817)
TCE revenues	$13,727,351	$9,500,646	$24,787,742	$19,705,450
Available Days	822	825	1,563	1,893
Daily TCE Rate	$16,700	$11,516	$15,859	$10,410

EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA are not measures of financial performance under U.S. GAAP, do not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. Adjusted EBITDA represents EBITDA adjusted to exclude unrealized gain/loss on equity and debt securities and equity method investments (including those measured at fair value), unrealized foreign exchange losses / (gains) from equity method investments, share-based compensation and non-recurring expenses, which the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and external users of financial statements to assess our operating performance. We believe that EBITDA and Adjusted EBITDA assist our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes for EBITDA, and further excluding unrealized gains/loss on securities and non-recurring expenses for Adjusted EBITDA, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as measures of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. Our basis of computing EBITDA and Adjusted EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies.

The following table reconciles EBITDA and Adjusted EBITDA to Net (loss)/ income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars)	2026	2025	2026	2025
Net income / (loss)	$26,812,506	$6,338,275	$96,030,327	$(17,008,587)
Depreciation and amortization	3,904,870	3,203,742	7,601,749	6,653,155
Interest and finance costs, net (1)	664,557	897,260	1,002,085	2,184,674
Income taxes	603,551	307,724	2,182,672	602,133
EBITDA	$31,985,484	$10,747,001	$106,816,833	$(7,568,625)
Unrealized (gain) / loss on equity securities (2)	4,482,590	(7,220,462)	1,211,721	(7,511,809)
Unrealized (gain) / loss on debt securities	60,728	—	57,906	—
Unrealized loss / (gain) from equity method investments	520,893	128,005	864,264	(441,493)
Unrealized (gains) / losses from equity method investments measured at fair value	(23,118,830)	(1,552,422)	(69,600,528)	24,814,649
Unrealized foreign exchange losses / (gains) from equity method investments	2,826,920	4,264,301	(7,409,798)	1,084,348
(Gain) / Loss on vessels held for sale	—	—	—	5,554,777
Share-based compensation	62,855	61,291	125,430	115,044
Non-cash compensation (transfer of shares)	—	—	—	272,780
Adjusted EBITDA	$16,820,640	$6,427,714	$32,065,828	$16,319,671

(1)	Includes interest and finance costs and interest income, if any.

(2)	Period-over-period fluctuations between unrealized and realized gains/(losses) primarily reflect timing differences, as mark-to-market gains/(losses) recognized in prior periods are reversed and reclassified to realized gain/(loss) upon disposition of the underlying securities.

Adjusted Net Income. To derive Adjusted Net Income/(Loss) from Net Income/(Loss), we exclude certain non-cash items, as provided in the table below. We believe that Adjusted Net Income assists our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash item as unrealized losses from investments measured at fair value and other items which may vary from year to year, for reasons unrelated to overall operating performance. Our method of computing Adjusted Net Income may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation. The following table reconciles Adjusted Net Income for the periods presented:

Adjusted Net Income Reconciliation

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars)	2026	2025	2026	2025
Net income / (loss)	$26,812,506	$6,338,275	$96,030,327	$(17,008,587)
Unrealized loss/(gain) on equity securities	4,482,590	(7,220,462)	1,211,721	(7,511,809)
Unrealized (gain) / loss on debt securities	60,728	—	57,906	—
Unrealized loss / (gain) from equity method investments	520,893	128,005	864,264	(441,493)
Unrealized (gains) / losses from equity method investments measured at fair value	(23,118,830)	(1,552,422)	(69,600,528)	24,814,649
Unrealized foreign exchange losses / (gains) from equity method investments	2,826,920	4,264,301	(7,409,798)	1,084,348
(Gain) / Loss on vessels held for sale	—	—	—	5,554,777
Share-based compensation	62,855	61,291	125,430	115,044
Non-cash compensation (transfer of shares)	—	—	—	272,780
Adjusted net income	$11,647,662	$2,018,988	$21,279,322	$6,879,709

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: our business strategy, expected capital spending and other plans and objectives for future operations, dry bulk and containership market conditions and trends, including volatility in charter rates (particularly for vessels employed in short-term time charters or index linked period time charters), factors affecting supply and demand, fluctuating vessel values, opportunities for the profitable operations of dry bulk and containership vessels and the strength of world economies, changes in the size and composition of our fleet, our ability to realize the expected benefits from our vessel acquisitions, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, the effects of the establishment of any joint ventures, the effects of our acquisition of MPC Münchmeyer Petersen Capital AG, compliance with applicable laws, and any impacts on our reputation due to our association with them, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, in particular due to economic, financial or operational reasons, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance, and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, due to vessel upgrades and repairs, competition in the shipping and energy infrastructure management business, our ability to identify and develop new investment projects, our ability to maintain and increase the volume of the assets under our management and therefore our ability to earn fees, the financial performance of our investees over which we do not exercise control, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, including due to high volume transactions in our shares by retail investors, potential conflicts of interest involving affiliated entities and/or members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events, including armed conflicts such as the war in Ukraine and the conflict in the Middle East (including the outbreak of war in Iran and effective closure of the Strait of Hormuz, as well as any further broadening of the conflict), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea and the Strait of Hormuz, sanctions, “trade wars”, tariffs, global public health threats and major outbreaks of disease, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea and the Strait of Hormuz, fluctuating demand for dry bulk and containership vessels and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry, accidents, the impact of adverse weather and natural disasters and any other factors described in our filings with the Securities and Exchange Commission (the “SEC”). The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the SEC for a more complete discussion of the foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Investor Relations
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com